Exhibit 99.1

News Release

BROOKFIELD INFRASTRUCTURE INVESTS $490 MILLION IN BRAZILIAN TOLL ROADS

Hamilton, Bermuda, September 6, 2013 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced that it will invest a further approximate $490 million in Arteris S.A. (“Arteris”), its Brazilian toll road platform, increasing its ownership to approximately 31%.

“We are pleased to increase our ownership in these high quality toll roads,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure.  “In our first year of ownership, Arteris’ performance has exceeded our expectations, with toll revenues increasing by over 10% compared with the prior year.  In addition, Arteris has invested over R$500 million of growth capital to widen its roads, which is expected to increase throughput going forward.”  Mr. Pollock added, “We see this as an attractive opportunity to invest more capital in assets that we know well, with long-term, risk-adjusted returns within our target range of 12-15%.”

Arteris is one of the largest owners and operators of toll road concessions in Brazil, with over 3,200 km of roads in states that account for approximately 65% of Brazil's GDP and that are home to nearly two-thirds of the country's approximately 70 million vehicles.  Arteris' toll road concessions benefit from increases in traffic and rates that are indexed to inflation.  With a combination of established assets and toll roads in an expansionary phase, the Arteris portfolio is positioned to generate stable cashflows with growth potential.

In October 2012, a joint venture formed between a Brookfield Infrastructure consortium and Abertis Infraestructuras, S.A. (“Abertis”) purchased 60% of Arteris.  The current investment results from the previously announced mandatory tender offer that the joint venture was required to make to the holders of the 40% of Arteris not owned by the joint venture.

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Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy assets in North and South America, Australasia and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 3% to 7% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email:andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “will,” “seek,” “expect”, “target”, “is positioned to” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the further investment by Brookfield Infrastructure into Arteris and the performance of that investment. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Arteris and Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein and in the Registration Statement and prospectus supplement thereto. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.